EXHIBIT 99.1

Re: Resignation of Directors

Ramat Gan, Israel - February 7, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD) announced today that Messrs. Yuval Bronstein, Ilan Cohen and Gilead Sher resigned as directors of the Company effective February 7, 2019. The Company thanks each of them for their significant contribution to the Company during their tenure and wishes them the best in their future endeavors.